SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/17/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
401,140

8. SHARED VOTING POWER
456,774

9. SOLE DISPOSITIVE POWER
401,140
_______________________________________________________

10. SHARED DISPOSITIVE POWER
456,774



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
857,914 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.03%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
401,140

8. SHARED VOTING POWER
456,774

9. SOLE DISPOSITIVE POWER
401,140
_______________________________________________________

10. SHARED DISPOSITIVE POWER
456,774



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
857,914 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.03%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
401,140

8. SHARED VOTING POWER
456,774

9. SOLE DISPOSITIVE POWER
401,140
_______________________________________________________

10. SHARED DISPOSITIVE POWER
456,774



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
857,914 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.03%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
401,140

8. SHARED VOTING POWER
456,774

9. SOLE DISPOSITIVE POWER
401,140
_______________________________________________________

10. SHARED DISPOSITIVE POWER
456,774



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
857,914 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.03%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Alliance California Municipal Income Fund ("AKP" or the "Issuer").

The principal executive offices of AKP are located at

ALLIANCEBERNSTEIN LP
1345 AVE OF THE AMERICAS
NEW YORK NY 10105



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
On August 17, 2018, the filing persons became aware that the issuer has filed preliminary proxy materials for a special meeting of stockholders to approve a proposal to enter into new investment advisory agreements with the investment adviser. Before determining whether to support this proposal, the filing persons will seek to communicate with management.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 2, 2018, there were 8,554,668 shares of common stock outstanding as of April 30, 2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of August 17, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 857,914 shares of AKP (representing 10.03% of AKP's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 857,914 shares of AKP include 401,140 shares (representing 4.69% of AKP's outstanding shares) that are beneficially owned by Messrs. Goldstein, Dakos, and Samuels, and the following entities over which Messrs.Dakos and Samuels exercise control: Opportunity Partners LP Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund LP Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 857,914 shares of AKP beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 456,774 shares (representing 5.34% of AKP's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 401,140 shares. Bulldog Investors, LLC has shared power to dispose of and vote 456,774 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of AKP's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of AKP were purchased:

Date:		        Shares:		Price:
07/05/18		2,500		13.2397
07/10/18		845		13.1600
07/11/18		1,034		13.1500
07/16/18		800		13.1700
07/20/18		100		13.2700
07/23/18		3,273		13.2589
07/24/18		14,900		13.3027
07/26/18		2,602		13.2588
08/06/18		6,000		13.3062
08/07/18		7,481		13.2938
08/08/18		800		13.3000
08/09/18		1,424		13.2409
08/13/18		3,802		13.2284
08/14/18		6,657		13.2280
08/17/18		37,500		13.4368



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/20/2018

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 20th day of August, 2018, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Alliance California Municipal Income Fund (AKP), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of AKP;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member